

October 5, 2009

Mr. William E. Scaff, Jr.
Vice President
Synergy Resources Corporation
20203 Highway 60
Platteville, CO 80651

> Re: **Synergy Resources Corporation**
> **Registration Statement on Form S-1**
> **Filed September 14, 2009**
> **File No. 333-161895**

Dear Mr. Scaff:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.    Please monitor the age of your financial statements.

2.    Please provide updated disclosure with each amendment. For example, we note your current report on Form 8-K filed on September 24, 2009 regarding your appointment of R.W. "Bud" Noffsinger, III to your board of directors.

3.    Please provide consistent disclosure throughout your filing with respect to the number of shares of common stock to be sold by selling shareholders that are covered by your registration statement. For example, you disclose in the registration fee table that the registration statement covers the sale of 18,234,932 shares of your common stock by your selling shareholders. However, you state at page 4 that your selling shareholders are offering up to 19,284,932 shares.

Similarly, these amounts do not correspond to the number of shares of common stock to be offered for resale that are described at page 6.

4.      Please provide consistent disclosure regarding the record date for the Series A warrants dividend. For example, your disclosure on page 4 indicates that you are issuing 1,038,000 Series A warrants to those shareholders who were owners of your common stock on September 10, 2008. However, you state in the registration fee table that these warrants are being issued to those shareholders who were owners of your common stock on September 9, 2008.

Risk Factors, page 8

5.      Please set forth each risk factor under a subcaption that adequately describes the risk. See Item 503(c) of Regulation S-K.

Executive Compensation, page 25

6.      Please provide the disclosure required by Item 402 of Regulation S-K for your named executive officers and directors for your fiscal year ended August 31, 2009. See Regulation S-K Compliance and Disclosure Interpretation 217.11, available at: www.sec.gov.

Exhibit 5

7.      The legal opinion should cover all securities to be offered and sold under the registration statement. Please obtain and file a revised legal opinion that opines on the legality of the Series A warrants to be issued to shareholders as of September 9, 2008 and the shares of common stock underlying such warrants. The revised legal opinion should also opine on the legality of all shares of common stock and warrants to be offered and sold by selling shareholders under the registration statement. In the opinion, counsel should distinguish between the shares held by selling shareholders and the shares to be issued upon exercise of outstanding warrants and options.

8.      We note that with respect to certain shares of common stock covered by the registration statement, counsel opined that the "Company was authorized to issue the shares of stock … and such shares, when sold, will represent fully paid and non-assessable shares of the Company's common stock." The revised legal opinion should also state, if true, that such shares will be legally issued. See Item 601(b)(5) of Regulation S-K.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

Please contact Joseph Son at (202) 551-3601, or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc:     via facsimile

Mr. William T. Hart, Esq.
(303) 839-5414